Exhibit 99.1

FSD Pharma Presenting Two Scientific Posters on Preclinical Toxicology and Efficacy Data of Lucid-21-302 (Lucid-MS) at Americas Committee for Treatment and Research in Multiple Sclerosis (ACTRIMS) 2023 Forum

  FSD Pharma releases new corporate video providing insight on the Company’s innovation to help millions of people suffering from Multiple Sclerosis
  Morningstar releases research coverage on HUGE, noting outperformance of peers in recent months and undervalued quantitative valuation

TORONTO--(BUSINESS WIRE)--February 21, 2023--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders, today announced upcoming participation in Americas Committee for Treatment and Research in Multiple Sclerosis (“ACTRIMS”) 2023 Forum being held Feb. 23-25, 2023, in San Diego, California at the Marriott Marquis San Diego Marina. ACTRIMS was founded in 1995 and is comprised exclusively of Multiple Sclerosis (“MS”) researchers and clinicians. The annual conference is the largest of its kind in North America in MS. The conference “highlights novel and rigorous scientific discoveries made in MS that advance our understanding of research and clinical care of MS patients.”

Represented by Dr. Lakshmi Kotra, CEO of FSD Pharma subsidiary Lucid Psycheceuticals, and other senior members of the clinical development team, the Company will make two poster presentations. One, “Safety and Toxicokinetic Profile of Lucid-21-302, a Candidate for the Treatment of Multiple Sclerosis, in Rats and Dogs,” details preclinical toxicology research completed on FSD Pharma’s first-in-class MS drug candidate. On Feb. 7, the Company announced receipt of a “No Objection Letter” from Health Canada providing FSD Pharma with regulatory approval to move forward with a Phase 1 clinical trial of Lucid-21-302 (“Lucid-MS”) in Canada.

Lucid-MS, a neuroprotective compound with a unique mechanism of action for the treatment of MS, is a patented New Chemical Entity that has shown in preclinical models to prevent myelin degradation (demyelination), a known cause of MS and other neurogenerative diseases characterized by damage to the myelin sheath surrounding nerve fibers in the central nervous system.

The second presentation, “Treatment with Lucid-21-302 Stabilizes Myelin During Cuprizone-Induced Myelin Intoxication and Reduces Myelin and Axon Injury in Experimental Autoimmune Encephalomyelitis,” covers efficacy of Lucid-MS in preclinical research, which demonstrated myelin-protective and neuroprotective effects in immune and non-immune-based models of MS.

Both presentations will occur during the Poster Two Session of ACTRIMS from 6:30 PM to 7:30 PM (PST) on February 24, 2023.

Both presentations will be available on the FSD Pharma website under the “For Investors” tab following ACTRIMS 2023 Forum.

“ACTRIMS provides us with an opportunity to interact with an esteemed community of leaders pushing the boundaries of Multiple Sclerosis research,” said Anthony Durkacz, Interim Chief Executive Officer of FSD Pharma. “Our data to date is very encouraging in our mission to deliver develop novel, first-in-class therapeutics for the treatment of MS and improve the quality of life. As we enter the clinical stages for Lucid-MS, the forum is a perfect venue to discuss our potential breakthrough in demyelination inhibition with peer pharmaceutical companies and some of the brightest researchers and clinicians in MS today.”

FSD Pharma has released a new corporate video providing insight on Multiple Sclerosis and the Company’s innovation and tireless pursuit to help millions of people suffering from the debilitating disease. The video is available at https://www.youtube.com/watch?v=YOQzfd0p73s.

Separately, Morningstar has released a research report with coverage of FSD Pharma. Highlights of the report include:

  HUGE has outperformed its Biotechnology & Drugs peers over the last three months and over the past year.
  HUGE is rated 4 stars out of 5 stars.
  HUGE’s Quantitative Valuation shows Undervalued
  HUGE’s Fair Value of CDN$4.58 or USD$3.48 as of Feb. 14, 2023.
  Short-Term Sentiment shows Strong Bullish Evidence
  Intermediate-Term Sentiment shows Very Strong Bullish Evidence
  Long-Term Sentiment shows Bullish Evidence

The complete report is available exclusively to Morningstar subscribers.

The Company has retained Independent Trading Group (“ITG”) to provide market making services. ITG will trade shares of the Company on the Canadian Securities Exchange to maintain an orderly market, improve the liquidity of the Company’s shares and provide the company with market intelligence. Under the terms of the agreement, ITG will receive a fee of $7,500 CDN dollars per month for a minimum period of 3 months. After the initial 3 month period, the agreement may be terminated by the Company at any time upon 30 days written notice. The Company and ITG are unrelated entities. ITG has no present, direct or indirect interest in the Company or its securities. There are no performance factors in the agreement, and ITG will not receive shares or options as compensation. ITG is a member of the Investment Industry Regulatory Organization of Canada (“IIROC”). Accordingly, ITG can access all Canadian Stock Exchanges and Alternative Trading Systems. The contract for ITG was signed February 16, 2023.

FSD has agreed to issue common share purchase warrants to purchase 500,000 shares of the Company. The warrants will expire 13 months after the vesting criteria has been met with an exercise price ranging from $1.85 USD to $8.00 USD.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc., a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, FSD201, a proprietary ultra-micronized PEA formulation, for the treatment of inflammatory diseases. Lucid Psycheceuticals Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-Psych and Lucid-MS. Lucid-Psych is a molecular compound identified for the potential treatment of mental health disorders, and expanding this category, the Company is investigating other products addressing acute medical needs due to the abuse of drugs such as alcohol. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma Inc. and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, under the heading “Risk Factors.” This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com